Exhibit 99.2

Stolt Comex Seaway Finance B.V. (the “Borrower”) and
Stolt Offshore SA (the “Guarantor”)
c/o Stolt Offshore M.S. Limited,
1st Floor, Dolphin House,
Windmill Road, Sunbury-on-Thames,
Middlesex TW16 7HT,
England

For the attention of Jolanne Le-Faye/Stuart Jackson

Date  June 30, 2003

Dear sirs,

US$440,000,000 Secured Multi-Currency Revolving Loan Facility

We refer to:-

(a)           a Secured Multi-Currency Revolving  Loan Facility Agreement dated 22 September 2000 (the “Original Agreement”) made between the Borrower, the Guarantor, the Banks, the Arrangers, the Agent, the Syndication Agents and the Documentation Agent (as each of those capitalised expressions is defined in the Original Agreement) as amended by a letter dated 24 April 2001, a letter dated 29 May 2002 and a facility letter dated 20 December 2002 addressed by the Agent to the Borrower and the Guarantor and agreed and acknowledged by the Borrower and the Guarantor on 3 January 2003 (the “Facility Letter” and together with the Original Agreement as amended the “Loan Agreement”) on the terms and subject to the conditions of which each of the Banks agreed to advance to the Borrower its respective Commitment in an aggregate amount not exceeding four hundred and forty million Dollars ($440,000,000) (the “Facility”); and

(b)           the request of the Borrower and the Guarantor that certain of the financial covenants and calculations contained in the Loan Agreement as set out in a letter from the Borrower to the Agent dated 19 May 2003 (the “Request”) be waived and amended subject to and upon the terms contained in the Request.

This letter sets out the terms and conditions upon which the Agent acting on behalf of an Instructing Group will consent to the Request.

IT IS AGREED THAT:-

1              Interpretation

1.1           In this Letter:-

“Additional Subordinated Debt” means the contribution by SNSA of fifty million Dollars ($50,000,000) into the Guarantor either by means of equity or Subordinated Debt which if contributed by way of Subordinated Debt (i) shall be in addition to the Subordinated Debt permitted by Clause 12.2.20 of the Original Agreement; (ii) shall not be repayable until 31 July 2006; (iii) shall not, until the end of the Facility Period, allow for the payment of interest until the ratio of Consolidated Debt to EBITDA is not more than  3.5:1 for three consecutive fiscal quarters (the “Ratio”); (iv) interest may be paid on such Subordinated Debt where the Ratio is satisfied but shall not exceed LIBOR plus four point two five per cent (4.25%); and (v) may be convertible into equity;

“Confirmation Deed” means the deed of confirmation and amendment to be given by the Shipowning Guarantors to the Agent substantially in the form of Schedule 4;

“Confirmation Letter” means the letter of confirmation addressed to the Agent to be signed by the Managers substantially in the form of Schedule 5;

“Effective Date” means the date on which the Agent confirms to the Borrower that all of the conditions referred to in Clause 2.1 have been satisfied, which confirmation the Agent shall be under no obligation to give if an Event of Default or Potential Event of Default shall have occurred;

“Mortgage Addenda” means together (i) an Addendum to the Mortgage in relation to m.v. “LB 200” dated 22 September 2000, as previously amended by an addendum thereto dated 24 April 2001 and an addendum dated 7 January 2003 and (ii) an Addendum to each of the Mortgages in relation to m.v. “SEAWAY CONDOR”, m.v. “SEAWAY HARRIER”, m.v. “SEAWAY OSPREY” and m.v. “SEAWAY EAGLE”, each dated 22 September 2000 as previously amended by addenda dated 6 January 2003, each such addendum to be made between the Agent and the relevant Shipowning Guarantor; and

“this Letter” means this letter including the Acknowledgement below and its Schedules.

1.2           Words and expressions defined in the Loan Agreement shall have the same meaning when used in this Letter unless the context otherwise requires.  Clause 1.2 of the Original Agreement shall apply to the interpretation of this Letter as if it were set out in full.

2              Conditions

2.1           Before Clause 4 of this Letter shall take effect, the Borrower shall deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

2.1.1        A certificate from a duly authorised officer of each of the Security Parties (i) confirming that none of the documents delivered to the Agent pursuant to clauses 3.1.1 and 3.1.4 of the Original Agreement have been amended or modified in any way since the date of their delivery to the Agent, or copies, certified by a duly authorised officer of the Security Party in question as true, complete, accurate and neither amended nor revoked, of any which have been amended or modified and (ii) setting out the names of the directors, officers and (other than the Guarantor) the shareholders of that Security Party.

2.1.2        A copy, certified by a director or the secretary of the Security Party in question as true, complete and accurate and neither amended nor revoked, of a resolution of the directors and a resolution of the shareholders of each Security Party (other than the Guarantor) (together, where appropriate, with signed waivers of notice of any directors’ or shareholders’ meetings) approving, and authorising or ratifying the execution of, this Letter, the Confirmation Deed, the Confirmation Letter and the Mortgage Addenda.

2.1.3        The notarially attested and legalised (in either case to the extent required by applicable law) power of attorney of each of the Security Parties under which this Letter, the Confirmation Deed, the

Confirmation Letter and the Mortgage Addenda is to be executed by that Security Party.

2.1.4        Evidence of payment to the Agent of an amendment fee for the account of each of the Banks which has consented to the Request of nought point two five per cent (0.25%)  of the amount of their respective Proportionate Shares.

2.1.5        This Letter (including the Acknowledgement below), the Confirmation Deed, the Confirmation Letter and the Mortgage Addenda duly executed by all parties thereto together with evidence of the registration of the Mortgage Addenda at the Panamanian and Liberian Ship Registries, as appropriate.

2.1.6        Evidence that SNSA’s Liquidity Line has been extended and (i) is available to members of the SO Group until 30 November 2004 and (ii) is fully subordinated to the Facility upon terms and conditions acceptable to the Agent.

2.1.7        Evidence that the Additional Subordinated Debt has been contributed by SNSA into the Guarantor.

2.1.8        Such legal opinions as the Agent on behalf of the Banks shall require.

2.2           All documents and evidence delivered to the Agent pursuant to this Clause shall:-

2.2.1        be in form and substance acceptable to the Agent;

2.2.2        be accompanied, if required by the Agent, by translations into the English language, certified in a manner acceptable to the Agent;

2.2.3        if required by the Agent, be certified, notarised, legalised or attested in a manner acceptable to the Agent.

3              Representations and Warranties

Each of the representations and warranties contained in clause 4 of the Original  Agreement shall be deemed repeated by each of the Borrower and the Guarantor at the date of this Letter and at the Effective Date, by reference to the facts and circumstances then pertaining, as if references to the Security Documents included this Letter.  Notwithstanding anything to the contrary, the deemed repetition of the representation and warranty set forth in clause  4.14 of the Original Agreement shall relate to changes since 19 May 2003.

4              Amendments to Loan Agreement

With effect from that Effective Date the Loan Agreement shall be read and construed as though:-

(a)           the following definitions were inserted at clauses 1.42 and 1.63 respectively of the Original Agreement and the existing definitions were re-numbered accordingly:-

“1.42       “55 Guarantee Facility Agreement” means the $55,000,000 guarantee facility agreement proposed to be entered into between (inter alios) the Borrower, the Guarantor and the Agent as contemplated in the information package delivered by the Borrower to the Agent on 14 May 2003.

1.63         “100 Facility Agreement” means the facility agreement dated 9 July 2002 as amended, supplemented and/or amended and restated from time to time made between the Borrower, the Guarantor, the banks listed in schedule 1 to the 100 Facility Agreement as lenders and Nordea Bank Norge ASA, Grand Cayman Branch as agent and security trustee.”;

(b)           the definition of “Permitted Indebtedness” in clause 1.1.65 of the Original Agreement were amended as follows:-

““Permitted Indebtedness” means Short Term Permitted Indebtedness, Subordinated Debt of up to one hundred and fifty million Dollars ($150,000,000) and SNSA’s Liquidity Line.”;

(c)           the definition of “Premium” inserted at clause 1.1.69 of the Original Agreement pursuant to the Facility Letter were amended as follows:-

““Premium” based on the ratio of Consolidated Debt to EBITDA for the preceding four fiscal quarters (“D/EBITDA”) for the period commencing on 1 December 2003 and for the remainder of the Facility Period means:-

(i)            0.00% where D/EBITDA is less than 2;

(ii)           0.25% where D/EBITDA is equal to or greater than 2 but less than 3;

(iii)          0.50% where D/EBITDA is equal to or greater than 3 but less than 4;

(iv)          0.75% where D/EBITDA is equal to or greater than 4 but less than 5; and

(v)           1.25% where D/EBITDA is equal to or greater than 5;

provided however that each applicable Premium shall automatically increase by fifty per cent (50%) in the event of a Change of Control, unless such Change of Control is acceptable to all the Banks.  The Premium shall be calculated by the Agent on each Margin Review Date commencing 30 November 2003 for the succeeding fiscal quarter and shall be calculated based on the Consolidated Debt as of the previous Margin Review Date over EBITDA for the four fiscal quarters, the most recent of which shall have ended on the previous Margin Review Date, however, for each fiscal quarter commencing on 1 June 2003 and 1 September 2003 only, the applicable Premium shall be 3.25% less the applicable Margin.”;

(d)           the definition of “SNSA’s Liquidity Line” inserted at clause 1.1.85 of the Original Agreement pursuant to the Facility Letter were amended as follows:-

““SNSA’s Liquidity Line” means the committed line of credit in the amount of fifty million Dollars ($50,000,000) to be extended by Stolt-Nielsen Transportation Group Ltd (Liberia) to members of the SO Group for working capital and other corporate purposes for a period ending on or after 30 November 2004, the availability of such committed line of credit to be guaranteed by SNSA.”;

(e)           the definition of “Subordination Loan Agreement” contained at clause 1.1.87 of the Original Agreement were amended to read as follows:-

“Subordinated Loan Agreement” means an agreement, substantially in the form of Schedule 7, Part A in respect of Subordinated Debt of up to one hundred million Dollars ($100,000,000) and Schedule 7 Part B in respect of Subordinated Debt of fifty million Dollars ($50,000,000).”;

(f)            clauses 12.3.1(a) and (c) of the Original Agreement as amended were waived for the fiscal quarters ending on 31 May 2003 and 31 August 2003 only and thereafter reinstated for the remaining fiscal quarters occurring during the Facility Period;

(g)           the last paragraph of clause 12.3.1(e) of the Original Agreement as amended was further amended as follows:-

“For the purposes of this Clause 12.3.1:-

(a)           (i) Subordinated Debt in an amount of up to one hundred and fifty million Dollars ($150,000,000) or the equivalent in any other currency and (ii) SNSA’s Liquidity Line shall not be included as Consolidated Debt in the calculation of (i) Consolidated Debt to Consolidated Tangible Net Worth and (ii) D/EBITDA, for covenant calculation purposes but shall be included for the purposes of calculating the applicable Margin and the applicable Premium; and

(b)           Subordinated Debt in an amount of fifty million Dollars ($50,000,000) only or the equivalent in any other currency shall be included as part of Consolidated Tangible Net Worth for covenant calculation purposes.”;

(h)           clause 12.2.3(f) inserted in the Original Agreement pursuant to the Facility Letter were deleted and replaced by the following:-

“(f)          the Guarantor’s monthly unaudited internal management accounting reports comprising the consolidated statement of profit and loss and the consolidated statement of cashflow as soon as practicable but in any event not later than 35 days after the month end to which they relate.”;

(i)            new clauses 12.3.2 and 12.3.3 were inserted in the Original Agreement as follows:-

“12.3.2    Unless otherwise agreed by an Instructing Group, the Guarantor agrees that for the six month period ending 31 August 2003 its cumulative net reported losses shall not exceed seventy five million Dollars ($75,000,000).  In calculating such cumulative net losses, write downs taken on non-financial assets, gains or losses on the sale of non-financial assets and the additional costs of (i) implementing changes to the financial covenants contained in Clause 12.3 (ii) implementing changes to the financial covenants contained in clause 12.3 of the 100 Facility Agreement and the conversion of part of the facility thereunder into a guarantee facility and (iii) the entry into of the 55 Guarantee Facility Agreement (including in each case, without limitation, the additional fees, Premium and interest cost on Subordinated Debt) will not be included.

12.3.3      Unless otherwise agreed by an Instructing Group, the Guarantor covenants that the SO Group will not incur discretionary capital expenditures in excess of four million five hundred thousand Dollars ($4,500,000) for the remainder of the fiscal year commencing 1 June 2003.  For the purposes of this Clause, discretionary capital expenditures are those contemplated by the Guarantor as being included within the $19,500,000 unused discretionary capital expenditures in the Guarantor’s forecast dated 31 March 2003.”;

(j)            schedules 1, 2 and 3 of the Original Agreement as amended were deleted and replaced by Schedules 1, 2 and 3 of this Letter;

(k)           schedule 5 of the Original Agreement as amended were deleted and replaced by the form of certificate set forth in Schedule 6 of this Letter; and

(l)            a new Schedule 7 was inserted in the Original Agreement as amended in the form set forth in Schedule 9 of this Letter.

5              Confirmation and Undertaking

5.1           In consideration of the agreement of the Agent contained in this Letter, each of the Borrower and the Guarantor confirms that all of its respective obligations under or pursuant to the Loan Agreement remain in full force and effect, despite the amendments to the Loan Agreement made in or pursuant to this Letter, as if all references in any of the Security Documents to the Loan Agreement (however described) were references to the Loan Agreement as amended and supplemented by this Letter.

5.2           The definition of any term defined in any of the Security Documents shall, to the extent necessary, be modified to reflect the amendments to the Loan Agreement  made in or pursuant to this Letter.

5.3           In consideration of the consent of the Agent contained in this Letter, each of the Borrower and the Guarantor agrees that:-

5.3.1        it will not repay any sums due and owing or any other sums howsoever payable by it under or pursuant to SNSA’s Liquidity Line if an Event of Default has occurred and is continuing or an Event of Default or Potential Event of Default would occur as a result of such repayment;

5.3.2        immediately upon receiving monies under or pursuant to SNSA’s Liquidity Line it will execute a Promissory Note in the form attached at Schedule 7 to this Letter (the “Promissory Note”) and deliver a certified copy of the same to the Agent; and

5.3.3        any funds received by it under or pursuant to SNSA’s Liquidity Line shall at all times throughout the Facility Period be fully subordinated to the Facility upon the terms set out in the Promissory Note.

5.4           The Guarantor further undertakes to provide to the Agent on or before 31 July 2003 a business plan referred to as “Tom Ehret’s blueprint”.  After delivery of the above business plan the Borrower and the Guarantor agree that the Banks shall have the right to conduct an independent review of Tom Ehret’s blueprint, such review not to create substantial interference with the business of the SO Group, for which purpose the Agent may engage third parties at the reasonable cost and expense of the Guarantor.  A copy of any report prepared by any such third party shall be delivered to the Borrower.

5.5           In addition to its obligations under Clause 12.2.3(f) of the Original Agreement as amended by this letter, the Guarantor will provide monthly, within 35 days of month end, to the Agent throughout the Facility Period, with effect from the date of this Letter (i) an update on its receivables and/or collections substantially in the form of Schedule 8 to this Letter and (ii) updates on projects which have incurred downgrades if and when they exist.

6              Communications, Law and Jurisdiction

The provisions of clauses 18 (Communications) and 21 (Law and Jurisdiction)  of the Original Agreement shall apply to this Letter as if they were set out in full and as if references to the Original Agreement were references to this Letter.

7              Miscellaneous

Clauses 19.7, 20.2, 20.20 and 20.21 of the Original Agreement as amended shall (mutatis mutandis) apply to this Letter.

Yours faithfully

/s/ SHEILA OBHRAI

For and on behalf of
Den norske Bank ASA
(as Agent acting on behalf of an Instructing Group)

Acknowledgement

To:          Den norske Bank ASA
(as Agent acting on behalf of
an Instructing Group)

We confirm that we agree to the amendments to the Loan Agreement subject to and upon the terms and conditions contained in the above Letter.

Dated  June 30, 2003

/s/ JOLANNE LE-FAYE	/s/ JOLANNE LE-FAYE
duly authorised attorney-in-fact for and on behalf of Stolt Comex Seaway Finance B.V.	duly authorised attorney-in-fact for and on behalf of Stolt Offshore S.A.